Zelgor Inc
Statements of Comprehensive Loss
(Unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenues	$ 6,700	$ -
Cost of goods sold		
Gross profit	6,700	-
Expenses		
Auto	752	1,972
Bank charges	351	457
Consulting	7,110	10,285
Dues and subscriptions	1,981	-
Legal and professional	5,000	3,100
Meals and entertainment	389	576
Office expenses	312	1,298
Parking and tolls	471	970
Software development	212	39,685
Telephone	-	934
Travel	3,113	1,160
Stock-based compensation	10,000	41,500
Total expenses	29,691	101,937
Operating loss	(22,991)	(101,937)
Interest	23,813	22,675
Depreciation	72	143
Net loss and comprehensive loss	$ (46,876)	$ (124,755)